

# Entity Profile Information

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 05/07/2013 |

## Status History Information

| Status | Effective Date |
|---|---|
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 05/07/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/20/2012 |
| SWAP DEALER PENDING | 12/20/2012 |

NFA ID 0324375 **COWEN EXECUTION SERVICES LLC**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 07/12/2017 |
| PRINCIPAL APPROVED | 08/20/2014 |
| PRINCIPAL PENDING | 08/20/2014 |

NFA ID 0440676 **CUTWATER INVESTOR SERVICES CORP**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 08/17/2017 |
| PRINCIPAL APPROVED | 01/13/2016 |
| PRINCIPAL PENDING | 01/12/2016 |

NFA ID 0442521 **HEDGEMARK ADVISORS LLC**

| | |
|---|---|
| PRINCIPAL WITHDRAWN | 02/07/2018 |
| PRINCIPAL APPROVED | 06/03/2014 |
| PRINCIPAL PENDING | 06/03/2014 |

## Outstanding Requirements

Annual Due Date: 6/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2026

FIRM DISCIPLINARY INFORMATION IN REVIEW

## Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | **BANK OF NEW YORK MELLON THE** |
| Form of Organization | **OTHER** |
| State | **NEW YORK** |
| Country | **UNITED STATES** |
| Federal EIN | **Not provided** |

### Business Address

| | |
|---|---|
| Street Address 1 | **240 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone Number | **212-815-4596** |
| Fax Number | **212-313-0838** |
| Email | **ROSEMARY.FRANCAVILLA@BNY.COM** |
| Website/URL | **Not provided** |
| CRD/IARD ID | **Not provided** |



## Other Names

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

**BANK OF NEW YORK**
**DBA**        **NOT IN USE**



## Location of Business Records

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

| | |
|---|---|
| Street Address 1 | **240 GREENWICH STREET** |
| Street Address 2 | **3RD FLOOR** |
| City | **NEW YORK** |
| State | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |



## Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | **0469982** |
| Name | **COOK, LINDA ZARDA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-06-2017** |

| | |
|---|---|
| NFA ID | **0571711** |
| Name | **DATTA, RAJASHREE** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-18-2025** |

| | |
|---|---|
| NFA ID | **0485375** |
| Name | **ECHEVARRIA, JOSEPH JAMES** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-14-2015** |

| | |
|---|---|
| NFA ID | **0565801** |
| Name | **ENG, TIFFANY** |
| TItle(s) | **HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **09-25-2024** |

| | |
|---|---|
| NFA ID | **0539222** |
| Name | **GILLILAND, MARGUERITE AMY** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-04-2021** |

| | |
|---|---|
| NFA ID | **0365537** |
| Name | **GOLDSTEIN, JEFFREY ALAN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-22-2014** |

| | |
|---|---|
| NFA ID | **0557314** |
| Name | **GORDON, RICHARD** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-14-2023** |

| | |
|---|---|
| NFA ID | **0539299** |
| Name | **GOWRAPPAN, KUMARA GURU** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-04-2021** |

| | |
|---|---|
| NFA ID | **0552758** |
| Name | **GRANET, JASON SLOAN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-05-2022** |

| | |
|---|---|
| NFA ID | **0568353** |
| Name | **HIGGINS, ALISON MATTHESEN** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-24-2025** |

| | |
|---|---|
| NFA ID | **0533109** |
| Name | **IZZO, RALPH** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |

| | |
|---|---|
| Effective Date | **09-18-2020** |
| | |
| NFA ID | **0494793** |
| Name | **LYNCH, ROBERT EDWARD** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-09-2020** |
| | |
| NFA ID | **0501552** |
| Name | **MCDONOGH, DERMOT** |
| TItle(s) | **DIRECTOR** |
| | **CHIEF FINANCIAL OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-03-2023** |
| | |
| NFA ID | **0436090** |
| Name | **OCONNOR, SANDRA ELIZABETH** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-09-2022** |
| | |
| NFA ID | **0556063** |
| Name | **PEREZ, ALEJANDRO** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-08-2023** |
| | |
| NFA ID | **0453767** |
| Name | **ROBINSON, ELIZABETH ERIN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-07-2017** |
| | |
| NFA ID | **0563411** |
| Name | **RUSSAK AMINOACH, RAKEFET** |
| TItle(s) | **DIRECTOR** |

| | |
|---|---|
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-02-2024** |

| | |
|---|---|
| NFA ID | **0453798** |
| Name | **VINCE, ROBIN ANTONY** |
| TItle(s) | **CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-07-2022** |

| | |
|---|---|
| NFA ID | **0529504** |
| Name | **VITALE, JASON DOMINICK** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-03-2020** |

| | |
|---|---|
| NFA ID | **0501559** |
| Name | **VOS, ADAM EDWARD** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-30-2016** |

| | |
|---|---|
| NFA ID | **0522369** |
| Name | **ZOLLAR, ALFRED WARREN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-24-2019** |

**Holding Company Information**

| | |
|---|---|
| NFA ID | **0291527** |
| Full Name | **BANK OF NEW YORK MELLON CORPORATION THE** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **01-07-2013** |



## Non-U.S. Regulator Information

**List of Non-U.S. Regulator(s) During The Past 5 Years**

| Country | Regulator Name |
| --- | --- |
| JAPAN | FINANCIAL SERVICES AGENCY |
| JAPAN | BANK OF JAPAN |
| JAPAN | KANTO LOCAL FINANCE BUREAU/KANTO FINANCIAL BUREAU |
| UNITED ARAB EMIRATES | DUBAI FINANCIAL SERVICES AUTHORITY |
| GERMANY | BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN) |
| GERMANY | DEUTSCHE BUNDESBANK |
| IRELAND | CENTRAL BANK OF IRELAND |
| ITALY | BANK OF ITALY |
| LUXEMBOURG | COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER |
| NETHERLANDS | DUTCH CENTRAL BANK |
| NETHERLANDS | THE DUTCH AUTHORITY FOR THE FINANCIAL MARKETS |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY (FCA) |
| AUSTRALIA | AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY |
| AUSTRALIA | AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC) |
| HONG KONG | HONG KONG MONETARY AUTHORITY |
| SINGAPORE | MONETARY AUTHORITY OF SINGAPORE |
| TAIWAN (CHINESE TAIPEI) | FINANCIAL SUPERVISORY COMMISSION |
| MALAYSIA | BANK NEGARA MALAYSIA |
| INDIA | RESERVE BANK OF INDIA |



## Disciplinary Information - Criminal Disclosures

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:**

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

**THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

**No**

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

**No**

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

**No**



## Disciplinary Information - Regulatory Disclosures

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

**No**

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

**Yes**

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

**No**

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

**No**

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

**No**

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

**No**



## Disciplinary Information - Financial Disclosures

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

**Yes**



ORS
Dashboard

Search for an NFA ID     Apply for Registration

View/Update Registration     Withdraw Registration

Security     Report Center     Accounting     Help

Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

# Disciplinary Information - Criminal Disclosure Matter Summary

**NFA ID**     0420990          BANK OF NEW YORK MELLON THE

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 Add DMP

**Current Criminal Disclosure Matter Summary (2 DMPs)**

100     entries per page

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16323 | 12/20/2012 | 2005 NON-PROSECUTION AGREEMENT | | | | |
| | 16327 | 12/20/2012 | [NOT A MATTER] BANK OF NEW YORK MELLON CORPORATE HISTORY | | | | |

**❓ Archived Criminal Disclosure Matter Summary** ⌃

There are currently no archived DMPs.



ORS
Dashboard

Search for an NFA ID          Apply for Registration

View/Update Registration          Withdraw Registration

Security          Report Center          Accounting          Help

Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System
## Disciplinary Information - Regulatory Disclosure Matter Summary

---

**NFA ID**    0420990        BANK OF NEW YORK MELLON THE

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 Add DMP

**Current Regulatory Disclosure Matter Summary (19 DMPs)**

100 entries per page

Search: 

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16336 | 01/03/2019 | SEC RELEASE NO. 33-10586; ADMINISTRATIVE PROCEEDING FILE NO. 3-18933 | | | | |
| | 16334 | 07/24/2017 | FEDERAL RESERVE-DOCKET NO. 17-016-CMP-HC | | | | |

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16335 | 06/24/2016 | JUNE 13, 2016 SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-17286 | | | | |
| | 16337 | 01/07/2016 | ATTORNEY GENERAL OF THE STATE OF NEW YORK | | | | |
| | 16332 | 01/07/2016 | UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK | | | | |
| | 16333 | 07/21/2015 | U.S. DEPARTMENT OF LABOR, U.S. SECURITIES AND EXCHANGE COMMISSION | | | | |
| | 16338 | 07/21/2015 | U.K. FINANCIAL CONDUCT AUTHORITY, CASE # 122467 | | | | |
| | 16318 | 07/21/2015 | SUPREME COURT OF NEW YORK, NEW YORK COUNTY, INDEX NO. 114735/09 | | | | |
| | 16317 | 07/21/2015 | U.S. DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK - CASE # 11-06969 | | | | |
| | 16319 | 08/07/2013 | SEC AUCTION RATE SECURITIES, JANUARY 9, 2007, SEC FILE NO. 3-12526 | | | | |
| | 16326 | 12/20/2012 | 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NYS BANKING DEPT | | | | |
| | 16321 | 12/20/2012 | 2006 WRITTEN AGREEMENT WITH THE NY FED AND NYS BANKING DEPARTMENT | | | | |
| | 16322 | 12/20/2012 | 2007 RUSSIAN FEDERATION CUSTOMS | | | | |
| | 16325 | 12/20/2012 | AGREEMENTS BETWEEN MELLON BANK NA AND THE US ATTORNEY'S OFFICE FOR THE WESTERN DISTRICT OF PA | | | | |
| | 16329 | 12/20/2012 | BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (RE: BNYM) | | | | |
| | 16331 | 12/20/2012 | BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT | | | | |
| | 16330 | 12/20/2012 | FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION CLAIM | | | | |
| | 16324 | 12/20/2012 | SECURITIES & EXCHANGE COMMISSION ("SEC") | | | | |
| | 16328 | 12/20/2012 | UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK | | | | |

❓ **Archived Regulatory Disclosure Matter Summary** ⌃

There are currently no archived DMPs.



ORS
Dashboard

Search for an NFA ID       Apply for Registration

View/Update Registration       Withdraw Registration

Security       Report Center       Accounting       Help

Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

## Disciplinary Information - Financial Disclosure Matter Summary

**NFA ID**  | 0420990 |  | BANK OF NEW YORK MELLON THE

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 **+ Add DMP**

**Current Financial Disclosure Matter Summary (1 DMP)**

100  entries per page

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16320 | 12/20/2012 | SENTINEL MANAGEMENT GROUP, INC. | | | | |

❓ **Archived Financial Disclosure Matter Summary** ⌃

There are currently no archived DMPs.



## Registration Contact Information

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

| | |
|---|---|
| First Name | **ROSEMARY** |
| Last Name | **FRANCAVILLA** |
| Title | **SENIOR VICE PRESIDENT** |
| Street Address 1 | **COMPLIANCE DEPARTMENT** |
| Street Address 2 | **240 GREENWICH STREET** |
| Street Address 3 | **101-1250** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone | **212-815-4596** |
| Fax | **212-313-0838** |
| Email | **ROSEMARY.FRANCAVILLA@BNY.COM** |



## Enforcement/Compliance Communication Contact Information

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

| | |
|---|---|
| First Name | **ALISON** |
| Last Name | **HIGGINS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **240 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone | **201-394-3225** |
| Email | **ALISON.HIGGINS@BNY.COM** |



## Membership Information

Viewed on October 02, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

### U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

**THE SECURITIES AND EXCHANGE COMMISSION**
**THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM**
**THE FEDERAL DEPOSIT INSURANCE CORPORATION**



# Membership Contact Information

NFA ID 0420990 BANK OF NEW YORK MELLON THE

### Membership Contact

| | |
|---|---|
| First Name | **ALISON** |
| Last Name | **HIGGINS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **COMPLIANCE DEPARTMENT** |
| Street Address 2 | **240 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone | **201-394-3225** |
| Email | **ALISON.HIGGINS@BNY.COM** |

### Accounting Contact

| | |
|---|---|
| First Name | **FERNANDO** |
| Last Name | **COSTA** |
| Title | **MANAGING DIRECTOR** |
| Street Address 1 | **240 GREENWICH STREET** |
| Street Address 2 | **101-0400** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone | **212-815-5045** |
| Email | **FERNANDO.COSTA@BNY.COM** |

**Arbitration Contact**

| | |
|---|---|
| First Name | **JOELLE** |
| Last Name | **EKUNWE** |
| Title | **SENIOR DIRECTOR** |
| Street Address 1 | **240 GREENWICH STREET** |
| Street Address 2 | **LEGAL DEPARTMENT** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone | **212-635-1823** |
| Email | **JOELLE.EKUNWE@BNY.COM** |

**Compliance Contact**

| | |
|---|---|
| First Name | **ALISON** |
| Last Name | **HIGGINS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **COMPLIANCE DEPARTMENT** |
| Street Address 2 | **240 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone | **201-394-3225** |
| Email | **ALISON.HIGGINS@BNY.COM** |

**Chief Compliance Officer Contact**

| | |
|---|---|
| First Name | **ALISON** |
| Last Name | **HIGGINS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **COMPLIANCE DEPARTMENT** |
| Street Address 2 | **240 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10286** |
| Country | **UNITED STATES** |
| Phone | **201-394-3225** |
| Email | **ALISON.HIGGINS@BNY.COM** |